SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2008

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM
This report on Form 6-K is incorporated by reference into On Track Innovations Ltd.‘s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, its Registration Statement on Form F-3 (Registration No. 333-121316), filed with the Commission on December 16, 2004, its Registration Statement on Form F-3 (Registration No. 333-127615), initially filed with the Commission on August 17, 2005, its Registration Statement on Form S-8 (Registration No. 333-128106), filed with the Commission on September 6, 2005, its Registration Statement on Form F-3 (Registration No. 333-130324), filed with the Commission on December 14, 2005, its Registration Statement on Form F-3 (Registration No. 333-135742), filed with the Commission on July 13, 2006, its Registration Statement on Form S-8 (Registration No. 333-140786) filed with the Commission on February 20, 2007, its Registration Statement on Form F-3 (Registration No. 333-142320), filed with the Commission on April 24, 2007, its Registration Statement on Form S-8 (Registration No. 333-149034) filed with the Commission on February 4, 2008, its Registration Statement on Form S-8 (Registration No. 333-149575), filed with the Commission on March 6, 2008 and its Registration Statement on Form F-3 (Registration No. 333-153667), filed with the Commission on September 25, 2008.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: December 1, 2008

Press Release

OTI Reports FY 2008 First Nine Months and Third Quarter Financial Results

—	First Nine Months Revenues of $31.1 Million Compared to $30.5 Million in First Nine Months of 2007;

—	Third Quarter 2008 Compared to Third Quarter 2007: Revenues Up 10% to $10.9 million; Gross Margin Climbed to 44% from 36%; Non-GAAP Net Loss Down 46% to $3.2 Million; GAAP Net Loss Down 39% to $4.8 Million

Fort Lee, NJ – December 1, 2008 – On Track Innovations Ltd. (OTI) (NASDAQ GM: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced its consolidated financial results for the first nine months and third quarter ended September 30, 2008. Revenues for the first nine months were $31.1 million, compared to $30.5 million during the first nine months of 2007. Third quarter revenues increased by 10% to $10.9 million compared to $9.9 million in the third quarter of 2007. Gross margin for the first nine months was 39%, the same as the last period last year. Third quarter gross margin increased to 44% from 36% in the third quarter of 2007. Operating expenses on GAAP basis decreased by 24% to $9.5 million from $12.6 million in the third quarter of 2007; on non-GAAP basis, operating expenses decreased by 26% to $7.9 million from $10.7 million in the third quarter of 2007. Net loss for the first nine months on a GAAP basis increased by 14% to $17.4 million compared to $15.2 million for the first nine months of 2007. Net loss on a Non-GAAP basis for the first nine months increased by 8% to $11.2 million compared to $10.4 million for the first nine months of 2007.Net loss on a GAAP basis for the third quarter decreased by 39% to $4.8 million compared to $7.9 million in the third quarter of 2007. On a non-GAAP basis, net loss significantly decreased by 46% in the third quarter to $3.2 million from $6.0 million in the third quarter of 2007. See below for a reconciliation of GAAP to non-GAAP information. Total cash used in operating activities for the third quarter of 2008 decreased by 31% to $1.7 million from $2.5 million in the third quarter of 2007 and decreased by 59% from $4.2 million in the second quarter of 2008.

“We are primarily focusing on controlling and reducing our operating expenses to the most efficient and effective level required to carry out our current and pending pipeline of projects for 09’ and 10'.” said Oded Bashan, OTI Chairman and CEO. “We believe that our strong and healthy balance sheet with $106 Million in total assets and $32 Million in cash, cash equivalents, and short term investments together with the continued shift in focus toward high margin projects with recurring revenues combined with commercial rollouts will pave a clear path to profitability for OTI.”

Conference call and Webcast Information The Company has scheduled a conference call and simultaneous Web cast for Monday, December 1, 2008 at 9:00 a.m. Eastern Standard Time to discuss operating results and future outlook which will hosted by Oded Bashan, Chairman and CEO, Ohad Bashan, President and Tanir Horn, CFO. To participate, call: 1-888-407-2553 (U.S. toll free), 1-800-270-345 (Israel toll free), 0-800-182-3010 (Germany toll free). To listen to the Web cast, use the following link: http://www.otiglobal.com/content.aspx?id=226

For those unable to participate, the teleconference will be available for replay until midnight December 8th, by calling U.S.: 1-877-456-0009 on the web at: http://www.otiglobal.com/content.aspx?id=226

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, OTI uses non-GAAP measures of gross profit, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123(R) and EITF 96-18, and amortization of intangible assets in 2008 and exclude non-cash equity-based compensation charges in accordance with SFAS 123(R), and amortization of intangible assets in 2007 . OTI management believes the non-GAAP financial information provided in this release provides meaningful supplemental information regarding our performance and enhances the understanding of the Company’s on-going economic performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and as such deemed it important to provide all this information to investors.

About OTI
Established in 1990, OTI (NASDAQ GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

OTI Contact:	Investor Relations:
Galit Mendelson	Paul Holm
Vice President of Corporate Relations	portfoliopr
201 944 5200 ext. 111	212 888 4570
galit@otiglobal.com	paulh@portfoliopr.biz

(TABLES TO FOLLOW)

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations. For example, when we discuss our belief that our strong and healthy balance sheet with $106 Million in total assets and $32 Million in cash, cash equivalents, and short term investments together with the continued shift in focus toward high margin projects with recurring revenues combined with commercial rollouts will pave a clear path to profitability for OTI, we are using a forward looking statement. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. Forward-looking statements could be impacted by the effects of the protracted evaluation and validation period in the U.S. contactless payment cards market, market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2007, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Nine months ended September 30		Three months ended September 30
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues
Sales	$29,265	$28,617	$10,317	$9,328
Licensing and transaction fees	1,884	1,852	546	527

Total revenues	31,149	30,469	10,863	9,855

Cost of revenues
Cost of sales	19,093	18,467	6,052	6,260

Total cost of revenues	19,093	18,467	6,052	6,260

Gross profit	12,056	12,002	4,811	3,595

Operating expenses
Research and development	8,909	8,203	3,008	3,050
Selling and marketing	8,086	6,858	2,911	2,797
General and administrative	10,559	13,444	3,210	6,397
Amortization of intangible assets	1,025	986	367	329

Total operating expenses	28,579	29,491	9,496	12,573

Operating loss	(16,523)	(17,489)	(4,685)	(8,978)
Financial income (expense), net	(667)	1,472	(101)	281
Other expense, net	-	(111)	-	-

Loss before taxes on income and
minority interests	(17,190)	(16,128)	(4,786)	(8,697)
Taxes on income	177	197	55	66
Minority interest	-	1,037	-	847
Equity in loss of affiliate	(342)	(271)	(92)	(109)

Net loss	$(17,355)	$(15,165)	$(4,823)	$(7,893)

Basic and diluted net loss per
ordinary share	$(0.86)	$(0.81)	$(0.23)	$(0.41)

Weighted average number of ordinary
shares used in computing basic
and diluted net loss per ordinary share	20,091,808	18,788,245	20,857,776	19,080,884

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Nine months ended September 30, 2008 Adjustments		Non-GAAP

Revenues
Sales	$29,265	-		$29,265
Licensing and transaction fees	1,884	-		1,884

Total revenues	31,149			31,149

Cost of Revenues
Cost of sales	19,093	(45	)(a)	19,048

Total cost of revenues	19,093	(45)		19,048

Gross profit	12,056	45		12,101

Operating Expenses
Research and development	8,909	(2,368	)(a)	6,541
Selling and marketing	8,086	(1,064	)(a)	7,022
General and administrative	10,559	(1,657	)(a)	8,902
Amortization of intangible assets	1,025	(1,025	)(b)	-

Total operating expenses	28,579	(6,114)		22,465

Operating loss	(16,523)	6,159		(10,364)
Financial expenses, net	(667)	-		(667)

Loss before taxes on income and minority
interests	(17,190)	6,159		(11,031)
Taxes on income	177	-		177
Equity in loss of affiliate	(342)	-		(342)

Net loss	$(17,355)	$6,159		$(11,196)

Basic and diluted net loss
per ordinary share	$(0.86)	$0.30		$(0.56)

Weighted average number of ordinary shares used
in computing basic and diluted net loss per
ordinary share	20,091,808			20,091,808

(a)	The effect of stock-based compensation in accordance with SFAS 123(R) and EITF 96-18.
(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Three months ended September 30, 2008 Adjustments		Non-GAAP

Revenues
Sales	$10,317	-		$10,317
Licensing and transaction fees	546	-		546

Total revenues	10,863			10,863

Cost of Revenues
Cost of sales	6,052	(15	)(a)	6,037

Total cost of revenues	6,052	(15)		6,037

Gross profit	4,811	15		4,826

Operating Expenses
Research and development	3,008	(633)	(a)	2,375
Selling and marketing	2,911	(139)	(a)	2,772
General and administrative	3,210	(432)	(a)	2,778
Amortization of intangible assets	367	(367)	(b)	-

Total operating expenses	9,496	(1,571)		7,925

Operating loss	(4,685)	1,586		(3,099)
Financial expenses, net	(101)	-		(101)

Loss before taxes on income and minority
interests	(4,786)	1,586		(3,200)
Taxes on income	55	-		55
Equity in loss of an affiliate	(92)	-		(92)

Net loss	$(4,823)	$1,586		$(3,237)

Basic and diluted net loss
per ordinary share	$(0.23)	$0.07		$(0.16)

Weighted average number of ordinary shares used
in computing basic and diluted net loss per
ordinary share	20,857,776			20,857,776

(a)	The effect of stock-based compensation in accordance with SFAS 123(R) and EITF 96-18.
(b)	The effect of amortization of intangible assets.

RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Nine months ended September 30, 2007 Adjustments		Non-GAAP
	(unaudited)	(unaudited)		(unaudited)

Revenues
Sales	$28,617	-		$28,617
Licensing and transaction fees	1,852	-		1,852

Total revenues	30,469			30,469

Cost of Revenues
Cost of sales	18,467	(39	)(a)	18,428

Total cost of revenues	18,467	(39)		18,428

Gross profit	12,002	39		12,041

Operating Expenses
Research and development	8,203	(1,633	)(a)	6,570
Selling and marketing	6,858	(240	)(a)	6,618
General and administrative	13,444	(1,896	)(a)	11,548
Amortization of intangible assets	986	(986	)(b)	0

Total operating expenses	29,491	(4,755)		24,736

Operating loss	(17,489)	4,794		(12,695)
Financial income, net	1,472	-		1,472
Other expenses, net	(111)	-		(111)

Loss before taxes on income and minority interests	(16,128)	4,794		(11,334)
Taxes on income	197	-		197
Minority interests	1,037	-		1,037
Equity in loss of an affiliate	(271)	-		(271)

Net loss	$(15,165)	$4,794		$(10,371)

Basic and diluted net loss
per ordinary share	$(0.81)	$0.26		$(0.55)

Weighted average number of ordinary shares used
in computing basic and diluted net loss per
ordinary share	18,788,245			18,788,245

(a)	The effect of stock-based compensation in accordance with SFAS 123(R).
(b)	The effect of amortization of intangible assets.

RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Three months ended September 30, 2007 Adjustments		Non-GAAP
	(unaudited)	(unaudited)		(unaudited)

Revenues
Sales	$9,328	-		$9,328
Licensing and transaction fees	527	-		527

Total revenues	9,855			9,855

Cost of Revenues
Cost of sales	6,260	(14	)(a)	6,246

Total cost of revenues	6,260	(14)		6,246

Gross profit	3,595	14		3,609

Operating Expenses
Research and development	3,050	(572	)(a)	2,478
Selling and marketing	2,797	(72	)(a)	2,725
General and administrative	6,397	(859	)(a)	5,538
Amortization of intangible assets	329	(329	)(b)	0

Total operating expenses	12,573	(1,832)		10,741

Operating loss	(8,978)	1,846		(7,132)
Financial income, net	281	-		281
Other expenses, net	-	-		-

Loss before taxes on income and minority
interests	(8,697)	1,846		(6,851)
Taxes on income	66	-		66
Minority interests	847	-		847
Equity in loss of an affiliate	(109)	-		(109)

Net loss	$(7,893)	$1,846		$(6,047)

Basic and diluted net loss
per ordinary share	$(0.41)	$0.10		$(0.31)

Weighted average number of ordinary shares used
in computing basic and diluted net loss per
ordinary share	19,080,884			19,080,884

(a)	The effect of stock-based compensation in accordance with SFAS 123(R).
(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	September 30 2008	December 31 2007
	(Unaudited)	(Audited)

Assets

Current Assets
Cash and cash equivalents	$21,633	$35,470
Short-term investments	10,323	6,379

Trade receivables (net of allowance for doubtful
accounts of $ 2,837 and $2,767 as of September 30, 2008
and December 31, 2007, respectively)	7,158	8,028
Other receivables and prepaid expenses	3,472	3,636
Inventories	12,131	13,242

Total current assets	54,717	66,755

Severance pay deposits fund	2,091	1,576

Investment in an affiliated company	1,217	1,382

Property, plant and equipment, net	19,179	20,851

Intangible assets, net	4,285	4,509

Goodwill	24,569	23,387

Total Assets	$106,058	$118,460

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	September 30 2008	December 31 2007
	(Unaudited)	(Audited)

Liabilities and Shareholders' Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$5,662	$5,336
Trade payables	7,886	10,291
Other current liabilities	4,720	5,344

Total current liabilities	18,268	20,971

Long-Term Liabilities
Long-term loans, net of current maturities	2,097	2,432
Accrued severance pay	4,862	3,981
Deferred tax liabilities	730	728

Total long-term liabilities	7,689	7,141

Total liabilities	25,957	28,112

Minority interests	352	-

Shareholders' Equity
Ordinary shares of NIS 0.1 par value: authorized -
50,000,000 shares as of September 30, 2008 and
December 31, 2007; issued 21,135,190 and 19,627,068 shares
as of September 30, 2008 and December 31, 2007, respectively;
Outstanding 21,021,838 and 19,434,011 as of September 30,
2008 and December 31, 2007, respectively	497	454
Additional paid-in capital	181,438	174,494
Accumulated other comprehensive income	615	846
Accumulated deficit	(102,801)	(85,446)

Total shareholders' equity	79,749	90,348

Total Liabilities and Shareholders' Equity	$106,058	$118,460

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands, except share and per share data)

	Nine months ended September 30
	2008	2007
	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net loss	$(17,355)	$(15,165)
Adjustments required to reconcile net loss to net cash used
by operating activities:
Stock-based compensation related to options and shares issued to employees and others	5,134	5,053
Equity in loss of an affiliate company	342	271
Amortization of intangible assets	1,025	986
Depreciation	2,578	1,792
Minority interest	-	(1,037)
Accrued severance pay, net	366	190
Decrease in deferred tax liabilities	(183)	(197)
Decrease in trade receivables	878	4,400
Decrease (increase) in other receivables and prepaid expenses	240	(768)
Decrease (increase) in inventories	1,127	(2,312)
Increase (decrease) in trade payables	(2,420)	83
Increase (decrease) in other current liabilities	(631)	579
Other, net	17	(257)

Net cash used in operating activities	$(8,882)	$(6,382)

Cash flows from investing activities
Acquisition of consolidated subsidiaries, net of cash acquired	(565)	-
Proceeds from maturity of available -for sale securities	24,621	67,569
Purchase of available-for sale securities	(28,574)	(64,356)
Purchase of property and equipment	(1,176)	(2,795)
Receipts on account of loans and receivables	-	237
Other, net	21	(19)

Net cash provided by (used in) investing activities	$(5,673)	$636

Cash flows from financing activities
Increase in short-term bank credit, net	333	2,003
Exercise of options and warrants	768	8
Repayment of long-term bank loans	(389)	(257)

Net cash provided by financing activities	712	1,754

Effect of exchange rate changes on cash	6	88

Decrease in cash and cash equivalents	(13,837)	(3,904)
Cash and cash equivalents at the beginning of the period	35,470	30,049

Cash and cash equivalents at the end of the period	$21,633	$26,145